October 27, 2004

By Edgar Correspondence, Facsimile (202) 942-9638 and Overnight Delivery

Robert D. Bell, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 4-6

450 Fifth Street, NW

Washington DC 20549-0303

Re:	Saba Software, Inc.
Amendment No. 1 to Form S-3
Filed September 9, 2004
File No. 333-118226

Form 10-K for fiscal year ended May 31, 2004
File No. 0-30221

Dear Mr. Bell:

We have set forth below our responses to the comments (the “Comments”) of the staff of the Securities and Exchange Commission (the “Commission”) received in your letter dated October 8, 2004 (the “Comment Letter”), relating to our Registration Statement filed on Form S-3, as amended (the “Form S-3”), and our Annual Report on Form 10-K for the fiscal year ended May 31, 2004 (the “Form 10-K”). The numbered paragraphs set forth below correspond to the paragraphs of the Comment Letter relating to the Form S-3 and the Form 10-K. We have reprinted each Comment from the Comment Letter above our related response for your reference. The enclosed Amendment No. 2 to the Form S-3 (“Amendment No. 2”) and Amendment No. 1 to the Form 10-K (“Amendment No. 1”), are marked to show changes from the prior version filed with the Commission.

Form S-3

Our Business, Page 1

1.	Please revise this section to include only information that summarizes the key aspects of this offering and your business. You may move non-conforming information to elsewhere in your document. See Item 503(a) of Regulation S-K.

As requested by the Staff, we have revised the disclosure on page 1 of Amendment No. 2 to our Form S-3 to move non-conforming information elsewhere in the prospectus. In addition, we included a summary of the offering in accordance with Item 503 (a) of Regulation S-K.

2.	We note your assertion that you are a “leading provider” of human capital development and management solutions. Please revise to disclose your basis for this assertion. For example, is this assertion based on how your revenues compare with the revenues generated by each significant competitor in your industry, or on the number of customers, or your market share, etc.? We note similar assertions on pages 1 and 11 of your Form 10-K. Additionally, please revise your competition section on page 5 of your Form 10-K to link this assertion to your discussion of your industry position. See Item 101(c)(1)(x) of Regulation S-K.

We supplementally advise the Staff that we believe we are a “leading provider” of human capital development and management solutions across a broad spectrum of categories. We believe that our leading position is supported by a number of third parties, including numerous industry analysts that have issued reports within the last six months validating our leadership position. These reports include:

Brandon – Hall is an independent research and advisory firm that specializes in providing unbiased reports and advisory strategies for e-learning and best practices technology. In August 2004, Brandon-Hall published a report entitled “LMS KnowledgeBase: In-depth Profiles of 50 Learning Management Systems, With Custom Comparison Across 200+ Features.” The report reviewed product offerings from over 50 companies and concluded, “Saba Enterprise Learning continues to be the system by which other LMS’s are benchmarked.” The report went on to provide that “Saba continues to be one of the dominant forces in the e-learning space with a well-established user base.”

Gartner, Inc. is an independent research and advisory firm. In March 2004, Gartner published two reports, the “2004 e-learning Suites Magic Quadrant” and the “2004 Magic Quadrant for Learning Management Systems.” Saba was ranked in the “leader” quadrant of the Learning Management System report for the third consecutive year and in the e-Learning Suites report for the second consecutive year (which has only been in publication for two years). Each report includes an evaluation of more than 25 vendors. Gartner’s rankings in both reports are based on ability to execute and completeness of vision. Criteria used by Gartner in the evaluation include the size of the customer base, financial performance, products and distribution capabilities.

META Group is an independent research and consulting firm, focusing on information technology and business transformation strategies. In the Meta Group’s March 2004 report on learning management systems, “METAspectrum,” we are ranked among the market leaders for the third consecutive year. In addition to positioning Saba as a “leader,” the report recognizes Saba for excellence in technology, services, and personnel, as well as its presence with channels and partners, geographic coverage, and industry focus.

Training Media Review (TMR) is an independent research firm that reviews training content and supporting technologies. In its Spring 2004 Report, “Leading LMS Systems Compared,” TMR reviewed four vendors. In the report, Saba received a four-star, “Outstanding” rating – the highest possible – for its learning management system. Saba was the only vendor reviewed to receive the “Outstanding” rating.

We are supplementally providing with this submission copies of each of the referenced reports. It is attached to this letter as Exhibit 1.

Accordingly, we respectfully submit that because our leadership position is widely accepted and based on numerous factors, no additional disclosure is required.

As requested by the Staff, we have revised the disclosure on page 1 to link the discussion in the competition section to our industry leading position.

3.	Please balance your discussion of your leading industry position by also disclosing your general financial condition over the last fiscal year including your history of net losses and negative cash flow, as well as describing your substantial indebtedness.

As requested by the Staff, we have revised the disclosure on page 1 of Amendment No. 2 to our Form S-3 to include our history of net losses and negative cash flow to balance our discussion of our industry leading position. We respectfully submit that, as disclosed in the Liquidity section of MD&A, we repaid all amounts borrowed under our line of credit in June 2004.

Risk Factors, Page 2

4.	Your risk factor section is long and appears to consist of risk factors that are not specific to your company or this offering. In this regard, do not present risks that could apply to any issuer in your industry. Please review your risk factors to revise or eliminate any risk factors as necessary in order to ensure meaningful disclosure that is specific to your company or this offering.

For example:

•	“We are exposed to recent unfavorable economic conditions,” page 4

•	“If we lose key personnel or are unable to attract and retain...,” page 5

•	“If we fail to maintain an effective system of internal controls...,” page 5

•	“Our market is subject to rapid technological change...,” page 7

•	“Sales of shares eligible for future sale could cause...,” Page 10

As requested by the Staff, we have reviewed the risk factors and revised or eliminated risks that could apply to any issuer in our industry. Specifically, we eliminated each of the risk factors listed above (other than the risk factor relating to key personnel which we revised to better articulate the risk) as well as risk factors relating to our ability to manage growth and the applicability of existing laws to our business.

5.	Additionally, in each risk factor, get to the risk as quickly as possible and provide only enough detail to place the risk in context. In some of your risk factors, the actual risk you are trying to convey does not stand out from the numerous bullet points or the extensive detail you provide.

For example:

•	“Fluctuations of our results could cause our stock price...,” page 3

•	“If we are unable to manage the complexity...,” page 6

As requested by the Staff, we have revised the risk factors listed above to more quickly identify the risk and include only enough detail to place the risk in context (pages 2, 3, 4, 5, and 6).

6.	To the extent useful and available, provide quantification to explain and give context to amounts your describe as “significant” or “substantial.”

For example:

•	In “Fluctuations of our results could cause...,” page 3, please quantify by amount or percentage the past fluctuations in your operating revenues, as well as the fluctuations in your overall quarter-to-quarter operating results.

•	In “A decline in the price of, or demand for, our main product...,” page 4, quantify by amount or percentage what is meant by “substantial majority.”

•	In “Our stock price may fluctuate substantially,” page 10, quantify by amount or percentage the fluctuation in stock price over a quarterly or yearly basis.

As requested by the Staff, we have included to the extent useful and available quantification of amounts described as “significant” or “substantial”. In this regard, we have quantified the fluctuations of our quarterly operating results (page 3) and of our stock price (page10) in the risk factors identified above. We respectfully advise the Staff that we do not track revenue according to specific products.

Difficulties we may encounter managing our growth..., page 5

7.	Please briefly describe what is meant by your intention to grow your business “significantly.” For example, how do you intend to grow your business? Are you planning to expand your sales force? If so, by how much (e.g., 20%, 50%, etc.)? Are you planning growth through acquisition? A more detailed explanation of your planned growth is appropriate for your MD&A and business sections as well.

In response to the Staff’s comment in paragraph 4 above, we deleted the risk factor to which this comment relates. We respectfully submit that additional disclosure regarding potential difficulties managing growth is no longer applicable.

Claims by third parties that we infringe on their intellectual property..., page 8

8.	Please briefly disclose your history of litigation in this area, including the IP Learn settlement.

As requested by the Staff, we have revised the disclosure on page 8 of Amendment No. 2 to our Form S-3 to include the IP Learn litigation and settlement. We supplementally advise the Staff that we have not been involved in any other intellectual property disputes.

If we release products containing defects..., page 8

9.	Disclose whether you have experienced any material difficulty in the past with undetected errors or performance problems.

As requested by the Staff, we have revised the disclosure on page 8 of Amendment No. 2 to our Form S-3 to provide that we have not experienced any material difficulty in the past with undetected errors or performance problems.

We may not be able to secure necessary funding..., page 9

10.	Please revise to address the risks associated with failing to satisfy the Nasdaq requirements under a separate risk factor caption. In this regard, disclose whether you met this requirement for the three months ending August 31, 2004.

As requested by the Staff, we have revised the disclosure, under a separate risk factor on page 9 of Amendment No. 2 to our Form S-3, to identify the risks associated with failing to satisfy the Nasdaq listing requirements and to indicate that we met these requirements at August 31, 2004.

Disclosure Regarding Forward-Looking Statements, page 12

11.	Additionally, please eliminate statements that limit the amount of reliance investors may make on the disclosure provided in your prospectus. In this regard, we note in your second paragraph the statement that investors “should not place undue reliance on any forward-looking statements.”

As requested by the Staff, we have eliminated the statement that investors “should not place undue reliance on any forward-looking statements”.

Selling Security Holders, page 13

12.

Item 7 of Form S-3 requires disclosure of material relationships between the selling security holders and the registrant within the past three years. A description of how these selling stockholders acquired their shares, and the material terms of the securities they acquired constitutes a material relationship that must be described within your Form S-3. Therefore, please revise your selling stockholder section to include this information. See Item 507 of Regulation S-K.

As requested by the Staff, we have revised the disclosure on page 13 of Amendment No. 2 to our Form S-3 to include a description of the material terms of the private placement.

13.	Please disclose unequivocally, if true, that Messrs. Samber and Leniham exercise the sole/shared voting and dispositive powers with respect to the shares to be resold. See interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our publicly available CF Telephone Interpretation Manual.

Based on conversations with the selling security holders, we respectfully submit that the disclosure in footnote 1 to the selling security holder table on page 13 satisfies the disclosure requirements of Regulation S-K (including interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to the Commission’s CF Telephone Interpretation Manual). As disclosed, Pequot Capital Management, Inc. exercises sole voting and investment power over all of shares held by the selling security holders. The disclosure also provides that Mr. Samburg is the sole director and controlling stockholder of Pequot Capital Management, Inc. Taken together, these statements clearly and fully identify which legal entity holds the shares and in turn which individual owns and controls that entity.

14.	Disclose whether either of the selling security holders is an affiliate of a broker-dealers. If such broker-dealer affiliation exists, disclose whether the selling security holder acquired their shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person, to distribute the shares. Additionally, explain the nature of the affiliation.

We supplementally advise the Staff that the selling security holders have informed us that they are not affiliates of a broker-dealer. Accordingly, we respectfully submit that no additional disclosure is required.

15.	If applicable, please update your selling security holder table so that the information is current at the time of your amended filing.

We supplementally advise the Staff that the selling security holders have informed us that their ownership position has not changed. Accordingly, we respectfully submit that no additional disclosure is required.

Plan of Distribution, page 14

16.	We note that the selling shareholders may engage in short sales. Please advise whether the selling shareholders have any currently open short positions, and if so, the amount. In this regard, please confirm that you are aware of CF Telephone Interpretation A.65.

We supplementally advise the Staff that the selling security holders have informed us that they do not have any currently open short positions. We confirm that we are aware of CF Telephone Interpretation A.65.

17.	Regarding your disclosure on page 15 where you state that you will file a “prospectus supplement” if you are notified that any of the selling shareholders entered into a material arrangement with broker-dealers for the sale or purchase of shares, please revise to clarify that, consistent with your undertaking in Item 512(a)(1)(iii) of Regulations S-K, you will file a post-effective amendment to reflect this change, rather than a prospectus supplement.

As requested by the Staff, we have revised the disclosure on page 15 of Amendment No. 2 to our Form S-3 to clarify that we will file a post-effective amendment, rather than a prospectus supplement, in the event we are notified that any selling security holder enters into a material arrangement with broker-dealers for the sale or purchase of shares.

Exhibit 5.1

18.	We note your legal opinion is limited to the “General Corporation Law of the State of Delaware.” As you may know, Section VIII A.14 of the CF Current Issues Outline restricts such limitation unless your legal counsel can confirm in writing that it understands that any such limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please either revise your legal opinion as necessary or provide the required written confirmation.

Morrison & Foerster LLP is supplementally providing with this submission a letter confirming its understanding that its legal opinion, which is limited to the General Corporation Law of the State of Delaware, nonetheless includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. It is attached to this letter as Exhibit 2.

Form 10-K for fiscal year ended May 31, 2004

General

19.	To the extent that comments on the Form S-3 are applicable to your periodic reports, revise as appropriate. In addition, to the extent that comments on the Form 10-K are applicable to other periodic reports or your disclosure in the prospectus, revise as appropriate.

As requested by the Staff, to the extent applicable, we have revised the disclosure in the Form 10-K to reflect the preceding comments. In addition, to the extent that comments on the Form 10-K are applicable to other periodic reports or our disclosure in the prospectus, we have revised appropriately. In this regard, our Form 10-Q for the period ended August 31, 2004, filed with the SEC on October 15, 2004, reflects these revisions.

Our Customers, page 3

20.	Please provide us with copies of all materials that support your claim that your customers represent 22% of the Fortune Global 100 and 20% of the FTSE 100.

As requested by the Staff, supplementally provided with this submission is a list of our customers that are on the Fortune Global 100 and the FTSE 100. For ease of reference, also included is a list of the Fortune Global 100 and the FTSE 100 companies. It is attached to this letter as Exhibit 3.

21.	Additionally, regarding your statement that your customers are “leaders in their regions,” disclose your basis for stating that two of your customers represent “two of the top five companies in Europe,” that three of your customers represent “the top three companies in Germany,” and that one of your customers “is the largest company in Brazil.” For example, is this assertion based on the respective company’s revenues, market capitalization, market share, etc.? Are these companies the largest in all industries or a specific industry?

As requested by the Staff, we have revised the disclosure on page 3 of Amendment No. 1 to our Form 10-K to indicate that our customers are leaders in their respective regions based on total revenues.

Alliances, page 4

22.	Please advise us whether any of the “strategic alliance agreements” and “alliance agreements” referenced in this section are material to your operations or contain terms in the agreements that are material to an investor’s understanding of your business. If any material agreement exists, please disclose in this section. For example, have you relied heavily on any of your strategic alliances in the past or expect such reliance in the future? Do any of the terms of your agreements hinder your ability to recruit or hire certain personnel?

We supplementally advise the Staff that we do not believe that any of our “strategic alliance agreements” or “alliance agreement” are material to our operations or contain terms that are material to an investor’s understanding of our business.

Research and Development, page 5

23.	We note that a significant percentage of your operational expenses are attributable to your research and development activities. Consistent with the requirements of Item 101(c)(1)(xi), disclose the amount spent during each of the last three fiscal years on research and development activities.

As requested by the Staff, we have revised the disclosure on page 5 of Amendment No. 1 to our Form 10-K, as required by Item 101(c)(1)(xi), to include the amount spent during each of the last three fiscal years on research and development activities.

Proprietary Rights, page 6

24.	Please clarify whether you currently possess any material patents, licenses, etc., as well as clarify their importance, duration and effect. In this regard, we note from your MD&A, page 11, the emphasis you place on the license revenue that Saba Enterprise Learning generates. See Item 101(c)(1)(iv) of Regulation S-K.

As is the case with most software companies, we currently rely primarily on contract provisions and copyright rights to protect our intellectual property rights in our software. Although we have been issued three patents and we have four additional patents pending, it is not yet apparent if these issued patents, or pending patents if and when issued, will afford us any added protection or competitive advantage. Accordingly, the current disclosure not only includes the fact that we have issued and pending patents, but also provides that we may not gain any value from the patents. We respectfully submit that additional disclosure regarding the benefits of the patents may cause investors to unduly rely on their potential benefits. In addition, we do not have any material agreements pursuant to which we license the intellectual property rights of third parties.

Item 3. Legal Proceedings, page 8

25.	Please provide the basis for your belief that the November 2001 complaint filed in the Southern District of New York and the March 12, 2004 complaint filed by Docent, Inc. are without merit.

With respect to the November 2001 complaint filed in the Southern District of New York, we have revised the disclosure on page 8 of Amendment No. 1 to our Form 10-K to provide that we intend to dispute the allegations and defend the lawsuit vigorously if the settlement is not finalized. We have deleted assertions in the disclosure that the action is without merit.

With respect to the March 12, 2004 complaint filed by Docent, Inc., we supplementally advise the Staff that this action was settled on October 26, 2004. The terms of the settlement will not have any material effect on our business or financial condition. The disclosure on page 8 has been revised accordingly.

Item 7. Management’s Discussion and Analysis, page 11

Overview, page 11

26.

An informative overview informs readers how the company earns revenues and income and generates cash, as well as provides insight into short and long term material opportunities, challenges and risks on which the company’s executives are most focused. Please consider adding disclosure that discusses any short and long term material opportunities, challenges and risks that concern management, as well as the actions management is taking to address them. For example, expand your discussion of how Saba earns its revenues by distinguishing between revenues from licenses and services, and discuss the decreasing importance of license revenues. Similarly, more specifically discuss how management intends to focus on “aggressively managing costs to achieve positive cash flow from operations...” Additionally, based on the decline in North American employees and increase in employees outside of North America, discuss whether management is pursuing a plan to decrease costs by moving additional operations outside of North America. See Section III.A of SEC Release 33-8350.

As requested by the Staff, we have revised the disclosure on pages 11 and 12 of Amendment No. 1 to our Form 10-K to include a more informative overview.

27.	Your MD&A provides discussion and analysis of past financial condition and operating analysis, however, there does not appear to be much emphasis on your prospective financial condition and operating performance. Please consider revising your MD&A, including your overview section, to discuss prospective matters, such as subscription trends. Please focus in your revised discussion on any material trends and uncertainties. In this regard, we note your general discussion of the decrease in worldwide demand; however, please expand this discussion to explain how you anticipate this will impact Saba. For example, it is unclear how the benefit you received from the “high level of renewals” last year will impact your operations in the current year. Additionally, we note from the last risk factor on page 2 of your Form S-3 that you expect to incur losses for the foreseeable future and will need to generate “significantly higher revenue” in order to achieve profitability. Please further explain this statement in this section. See Section III.B.3 of SEC Release 33-8350.

As requested by the Staff, we have revised the disclosure on page 12 of Amendment No. 1 to our Form 10-K in the MD&A, including the overview, to discuss prospective matters.

28.	Please discuss in this section your 2004 restructuring activities and their impact on your business. Specifically, discuss the period(s) over which your employee reductions occurred and the rationale behind these reductions.

As requested by the Staff, we have revised the disclosure on page 12 of Amendment No. 1 to our Form 10-K to include our 2004 restructuring activities and their impact on our business.

29.	Additionally, tell us what your expectation is of additional restructuring charges or adjustments. Tell us what consideration you gave to MD&A of such charges and adjustments.

As requested by the Staff, we have revised the disclosures on page 12 of Amendment No. 1 to our Form 10-K to provide that we do not have any current plans for future restructurings.

30.	As mentioned in the risk factor on page 4 of your Form S-3, please include within your business section a discussion of your sales cycle.

As requested by the Staff, we have revised the disclosures on page 11 of Amendment No. 1 to our Form 10-K to include a discussion of our sales cycle.

Revenue Models, page 11

31.	In light of the fact that service revenues accounted for 71% of fiscal 2004 revenues and 63% of fiscal 2003 revenues, please clarify your statement that “we generate the majority of our revenues from the sale of perpetual software licenses, primarily Saba Enterprise learning, along with annual support services...,”

As requested by the Staff, we have revised the disclosures on page 11 of Amendment No. 1 to our Form 10-K to clarify the sources of our revenues.

Results of Operations, page 13

32.	Regarding your disclosure that one customer that accounted for 12% of your revenues in fiscal 2003, please advise us of the reasons for this change. For example, is this no longer a customer of Saba, or did the amount generated by this customer decrease? Please consider the materiality of this change to an investor’s understanding your business.

We supplementally advise the Staff that the referenced transaction arose from the sale of a perpetual license and initial maintenance to one customer. The customer remains a customer and not only has renewed annual maintenance in subsequent periods, but also has purchased additional software licenses. This transaction, while significant in terms of size, is consistent with our ordinary course of business. Accordingly, we respectfully submit that additional disclosure is not necessary for an investor to understand our business.

33.	We note your disclosure that you attribute the decline in your consulting revenue in fiscal year 2004 to an increase in the number of implementations performed by third-party integrators. You also indicate that your international customers are more likely to use third-party integrators, and there was an increase in this mix of customers during this period. Do you expect that the mix of international customers will continue to increase? In this regard, will any such increases result in continuing declines in your consulting revenue?

We supplementally advise the staff that we do not expect that the mix of international customers will increase. However we do expect that the mix of international revenues will vary from period to period. Accordingly, we have modified the disclosures on page 15 of Amendment No. 1 to our Form 10-K.

34.	We note that between 2004 and 2003 you experienced lower “consultant utilization rates” and “lower realized average hourly billing rates” for your consultants. We note that you indicate such declines led to the increase in cost of services as a percentage of services revenue for such period. Please revise to clarify the percentage of such increase that is the result of a reduction in volume of services sold versus a reduction in prices charged for such services.

As requested by the Staff, we have revised the disclosure on page 15 of Amendment No. 1 to our Form 10-K to clarify the percentage increase in costs of services resulting from a reduction in volume of services sold versus a reduction in prices charged for such services.

35.	In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Some examples of these factors include the following:

•	The decrease in service revenues affected by the decreases in consulting revenue, partially offset by increases in support revenue;

•	The decrease in R&D expenses due to the decrease in R&D personnel, partially offset by increased staffing in your lower-cost development center in India; and

•	The decrease in sales and marketing expenses resulting from reduced sales and marketing personnel, lower commission expense and lower expenditures for marketing programs.

Please revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, research and development expense and marketing expense. See Section III.D of SEC Release 33-6835.

As requested by the Staff, we have revised the disclosure on pages 15, 16 and 17 of Amendment No. 1 to our Form 10-K to quantify the amount of the changes contributed by each of the factors or events that impact revenues, research and development expense and marketing expense.

Liquidity and Capital Resources, page 19

36.	When comparing to prior years your cash flows from operating, investing and financing, disclose the percentage change for each increase and decrease you reference.

As requested by the Staff, we have revised the disclosure on pages 20 and 21 of Amendment No. 1 to our Form 10-K to include, where meaningful, the percentage change for each year-over-year increase and decrease in cash flows from operating, investing and financing activities.

37.

Your discussions of cash used in operating activities are recitations of the reconciling items identified on the face of the statements of cash flows. This type of narrative does not contribute to an understanding of your cash flows but simply repeats items that are readily computable from the financial statements. Revise to address material changes and trends in the underlying drivers (e.g. cash receipts from customers, cash payments to suppliers, etc.) in financial statement line items as they impacted your liquidity and capital resources. For example, revised disclosure should address the $10 million decrease in working capital from fiscal year 2003 to 2004 and whether this constitutes a trend impacting future liquidity and capital. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B.1. of SEC Release 33-8350.

As requested by the Staff, we have revised the disclosure on pages 20 and 21 of Amendment No. 1 to our Form 10-K to address material changes in the underlying drivers in financial statement line items as they impacted our liquidity and capital resources. We supplementally advise the Staff that we do not believe that the $10 million decrease in working capital from fiscal 2003 to 2004 constitutes a known trend.

38.	We note your disclosure that your previous and amended credit facility provides for the maintenance of certain covenants including the one financial covenant you disclose. Revise to disclose any other material covenants in both quantitative and qualitative terms and whether you expect to meet the requirements of these covenants in the future.

We supplementally advise the Staff that all material covenants are disclosed in the previously filed Form 10-K. As requested by the Staff, we have revised the disclosure on page 22 of Amendment No.1 to our Form 10-K to indicate that we expect to continue to comply with the covenants.

Contractual Obligations, page 20

39.	Please explain why you have not reflected purchase obligations for goods or services that are enforceable and legally binding. The footnotes to the table should discuss any material termination or renewal provisions to the extent necessary for an understanding of the timing and amount of the registrant’s payments under its purchase obligations. See Item 303 (A)(5) of Regulation S-K.

We supplementally advise the Staff that we currently do not have any significant purchase obligations for goods or services. We have revised the disclosure on page 22 of Amendment No. 1 to our Form 10-K to expressly provide that we do not have any significant purchase obligations for goods or services.

Consolidated Statements of Operations, page 34

40.	We note you include amortization of deferred stock compensation and other stock charges as one line item in your statements of operations. Revise your presentation by allocating the amount of amortization related to each line item in the statements of operations (i.e. research and development, sales and marketing and general and administrative) or provide a schedule below your statement of operations detailing amounts that should be allocated to each line item.

As requested by the Staff, we have revised the disclosure on page 34 of Amendment No. 1 to our Form 10-K to include a schedule below our statement of operations detailing amounts allocated to each line item of the statement of operations.

Consolidated Statements of Stockholders’ Equity, page 35

41.	Explain to us both the amounts and why certain repurchases of common stock are netted against stock option exercises in each of the fiscal years. It would appear these repurchases should be classified as treasury shares. Please advise.

We supplementally advise the Staff that the amounts in each year to which the Staff refer are entirely related to the exercise of stock options by our employees. We have amended the description of these line items on pages 35 and 36 of Amendment No. 1 to our Form 10-K to properly reflect this.

Note 2, Summary of Significant Accounting Policies

Cash Equivalents, page 38

42.	Please tell us the composition of cash equivalents given the materiality of the amount.

We supplementally advise the Staff that cash equivalents were $7.5 million at May 31, 2004 and $15.3 million at May 31, 2003. Cash equivalents represent investment balances held in a money market fund account with a commercial bank in the United States. As these balances are readily convertible to a known amount of cash and do not have a maturity date, we believe they qualify as cash equivalents in accordance with Paragraph 8 of the Financial Accounting Standards Board’s (“FASB”), Statement of Financial Accounting Standards 95 “Statement of Cash Flows” (SFAS 95).

Revenue Recognition, page 43

43.	We note on page 3 that you provide several product support options to your customers. Tell us supplementally what level of support is included for perpetual license agreements in which support is bundled and how these support options affect your revenue recognition. Explain the payment terms, duration of support arrangements and how you account for discounts on purchases and/or future purchases.

We supplementally advise the Staff that we currently offer two levels of support – standard and extended. Under both offerings, customers receive updates to our software on a when and if available basis and telephone support. The primary difference between our support offerings is the hours of available telephone support. Extended support is priced higher than standard support primarily as a result of the extended hours of available telephone support.

Customers who purchase a perpetual license may purchase either standard or extended support. Customers generally make an election to purchase support concurrently with their purchase of perpetual licenses. The term of support sold concurrently with the sale of perpetual licenses is generally 12 months. Upon expiration of the initial support term, support may be renewed for additional successive 12-month periods. Standard payment terms for support range between 30 and 90 days, depending in most cases on the location of the customer. We do not generally offer extended payments terms. In the limited instances that we do offer extended payment terms on support, our accounting practices are detailed in our response to comment 48.

We account for transactions which include both a perpetual license and an initial year of support using the residual value method of accounting defined in the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” or SOP 98-9. Under the residual value method, we defer the total fair value of the support contract purchased by the customer and recognize it ratably over the contracted support term. The amount deferred is based on Vendor Specific Objective Evidence of its fair value, which in turn, is based on separate renewals for each level of support. As a result, any discounts are allocated to the delivered elements of the transaction.

44.	We note you provide hosting services to your customers. Tell us whether your arrangements include any up-front fees charged to customers, and if so, clarify the nature of the up-front fee and how the related revenue is recognized. Also, clarify whether you incur any set-up costs or acquisition costs (i.e. commissions) associated with your hosting arrangements. If so, tell us your accounting for these costs and refer to the literature that supports your accounting.

We supplementally advise the Staff that we do not generally charge any up front fees for our hosting services. Generally we charge a monthly fee, payable in advance. All fees received for hosting services are recognized ratably over the term of the hosting arrangement.

We pay sales representative commissions on our hosting arrangements. Commissions are not due or payable until the revenue is earned. Accordingly, commission costs and the revenue to which it relates are recognized in the same period. We respectfully submit the this accounting treatment is consistent with the requirements of FASB Financial Technical Bulletin 90-1 paragraph 4 and the answer to question 5 provided in the Staff’s Topic 13A Section 3f as the liability to pay commissions does not arise until we earn the revenue associated with the hosting arrangement.

45.	For your fixed-fee arrangements, revise to disclose the basis you use to determine the amount of revenue that is proportional to the performance of the services. For example, do you use milestones or another form of input or output measure? Do you use costs incurred? Please advise and justify the methodology you use.

As requested by the Staff, we have revised the disclosure on page 44 of Amendment No. 1 to our Form 10-K to indicate that, as the basis for recognizing revenue associated with fixed fee contracts, we use labor hours incurred as a percentage of total expected labor hours required to complete the project.

We respectfully submit that labor hours incurred, as a percentage of total expected labor hours is appropriate for the following reasons:

•	Our contracts are priced based on the number and type of labor hours, which will be needed to complete the project;

•	Our contracts do not include output measures;

•	We have a history or successfully estimating the total number of labor hours required to complete our projects;

•	Our internal tracking of these projects is based on total hours performed by individual consultants on each project against the expected total hours to complete these projects;

•	We do not price our contracts based on milestones, costs incurred or any other form of input or output measure; and

•	Other than out of pocket expenses, such as travel, which are billed separately, labor hours are generally the only costs associated with the completion of our fixed fee contracts. We do not incur costs associated with raw materials.

46.	When you use the price established by management to determine VSOE of fair value tell us the period of time between establishing of the price and the element’s introduction into the marketplace.

We supplementally advise the Staff that we use the price established by management to determine VSOE in only very limited circumstances. In each of these circumstances, the price established by management to determine VSOE related to a generally available element that we expect to sell separately within a short period of time, which we have defined as being three months or less.

47.	Tell us and disclose if you have any delivery and acceptance or testing clauses and if you have clear timescales for such procedures with trigger points of acceptance. Explain how you recognize revenue under such arrangements.

We supplementally advise the Staff that our standard software license agreements do not contain any delivery, acceptance or testing clauses. In the limited circumstances that we have been required to include a negotiated acceptance provision in the agreement, we have narrowly defined the acceptance criteria and included a time period by which acceptance must occur. Acceptance criteria have been limited to the same circumstances that would give rise to a breach of our limited warranty. Specifically, our license agreements contain a limited warranty, warranting that our software complies with our published documentation. To date, we have not been subject to any warranty claims, refunds or concessions.

Based on the terms of the limited warranty we provide, we do not believe that the guidance in paragraph 20 of SOP 97-2 would require deferral of the license revenue until acceptance is received or the period of acceptance has elapsed. This position is supported by the guidance discussed in Technical Practice Aid 5100.67 and Interpretive response (c) to question 1 under section 3B of Topic 13 “Revenue Recognition”. This guidance provides that these types of acceptance criteria are seller established and are no different from general or specific warranties.

Accordingly, we account for agreements with these types of acceptance criteria in the same manner that we account for agreements containing our limited warranty based on the requirements of FASB Statement of Financial Accounting Standard 5 “Contingencies and Commitments” and recognize revenue on delivery provided all requirements of SOP97-2 are met.

48.	Tell us how you determine the payment terms you offer your customers and what you believe your normal and customary payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Tell us if there are any set-offs or termination charge reimbursements or concessions associated with your normal payment terms. Confirm to us that you have a history of successfully collecting under your original terms without making concessions. Explain how your normal payment terms comply with the guidance in paragraphs 27 through 30 of SOP 97-2 as well as AICPA Technical Practice Aid 5100.56 and .57.

We supplementally advise the Staff that standard payment terms range between 30 and 90 days, depending in most cases on the location of the customer. The variations in payment terms are based on industry practice within each of the countries within which we operate and, in some cases, on negotiation at the time of contracting with certain of our customers.

We consider any payment term, which has a significant portion of the fess due after 90 days, to be extended. In accordance with the terms of paragraph 29 of SOP 97-2, revenue on these arrangements is recognized as the payment of the fees become due.

We confirm that we have a history of successfully collecting under our normal payment terms. We do not offer any incentives, set offs, termination charge reimbursements or other concessions associated with our normal payment terms.

We believe that our standard payment terms comply with the requirements of paragraphs 27 through 30 of SOP 97-2 and AICPA Technical Practice Aids 5100.56 and 57 for the following reasons:

•	Our payment terms do not include minimum royalties and are not beyond the expected use of the software (paragraph 27 of SOP 97-2).

•	Payments are not due after the expiration of the license or more than twelve months after delivery (paragraph 28 of SOP 97-2).

•	Where we have deemed payment terms to be extended, as discussed above, we recognize revenue as the payments from the customer become due.

•	Where we sell through a value added reseller we assess the financial position and creditworthiness of that reseller prior to commencing any business with them. We do not allow our resellers any rights of return and revenue is recognized, net of the commission due to the reseller, only when there is an end use customer identified (paragraph 30 of SOP 97-2).

•	We do not provide concessions to our customers in order to secure payment of the original amount invoiced (TPA 5100.56).

•	We believe that the guidance in TPA 5100.57 does not currently apply.

49.	We note that Saba Enterprise Learning Suite and Performance Suite includes various applications. Tell us how your revenue recognition for multiple-element arrangements, which may be comprised of separate contracts, complies with the AICPA Technical Questions and Answers Section 5100.39 “Software Revenue Recognition for Multiple-Element Arrangements.”

We supplementally advise the Staff that our multiple element arrangements include a perpetual license together with first year maintenance, and may also include consulting services and hosting services. Based on the guidance given in TPA 5100.39, irrespective of whether these elements are contained in a single contract or multiple contracts executed within a short time frame, we consider each element to be part of a multi-element transaction and account for software licenses using the residual value method described in SOP 98-9. As we have established VSOE for each undelivered element of our transactions, we believe that the use of the residual value method is appropriate.

Note 5, Stockholder’s Equity, page 46

50.	Please explain your accounting for the fiscal 2000 restricted stock issuances with respect to compensation. Reference the related supporting accounting literature.

We supplementally advise the Staff that we have accounted for the restricted stock issuances in accordance with the provisions of APB 25. As a result deferred stock based compensation was recorded based on the intrinsic value of the awards on the date of issuance. Based on the fact that the awards were not in the money on the date of issuance the actual compensation charge recorded was zero.

Saba notes that the exercise price for the restricted stock issuances was received in the form of notes secured by the stock and the other assets of the holder and bearing market rates of interest. As a result these full recourse notes represented an enforceable obligation against the note holders and as a result would result in the exercise price being fixed.

Saba notes that because these notes were issued prior to the effective date of FIN 44 and EITF 00-23 and were never subsequently modified after issuance, the guidance given in paragraph 40 of FIN 44 and by Issues 34 and 35 of EITF 00-23 did not apply.

51.	We note employees who elected to participate in the exchange program were also required to exchange all option grants during the six-month period prior to the cancellation date. We also note that some employees terminated their employment during the six-month period and were not granted replacement options. Tell us how you accounted for these grants and cancellations in accordance with FIN 44, APBO No. 25 and EITF 00-23.

We respectfully submit that we accounted for the option exchange program in accordance with the requirements of FIN 44, APB 25 and EITF 00-23.

In order to avoid variable accounting treatment, as a condition to participating in the option exchange program, we required employees to include options granted to them in the six-month period prior to the cancellation date. In so doing, we based our decision in part on paragraph 45 of FIN 44 which requires that an option award cancellation should be combined with any award and would result in an indirect reduction of the exercise price of the combined award if another option with a lower exercise price than the cancelled award is granted within the period that is the shorter of six months prior to the exercise date or the period from date of grant of the cancelled or settled option. In addition, we also structured the option exchange program in accordance with the guidance provided by paragraph 39 of FIN 44 that states that if an employee who participated in an option exchange program had received options in the period six months prior to the cancellation date, the new grant would have been subject to variable accounting.

Awards that were cancelled as a result of employees who terminated their employment during the six-month waiting period were accounted for in accordance with the terms of Issue 37(a) of Emerging Issues Task Force (“EITF”) Issue number 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44” or EITF 00-23. Accordingly, we calculated a stock based compensation charge, based on the unamortized original intrinsic value of the award at the original measurement date. As a result we recorded a stock based compensation charge of approximately $171,000 during fiscal 2002.

52.	Please explain why variable plan accounting did not apply to the option exchange program. Tell us how your accounting addresses Issue 39 in EITF 00-23.

We supplementally advise the Staff that the EITF reached a consensus, in Issue 36 (c) of EITF 00-23, that there are no accounting consequences of an employer offer to cancel an existing fixed stock option award and grant a new option award more than six months after the cancellation date with an exercise price equal to the then market value of the underlying stock for either (a) the existing options during the offer period or (b) the existing options that are retained by the employee because the offer is declined.

Issue 36 (c) of EITF 00-23 also requires that an assessment be made as to whether any new grants should be combined with the cancelled grants using the guidance in paragraph 39 of FIN 44. We applied this guidance as follows:

•	As discussed in our response to comment 51 any employee participating in the exchange program was required to include any options granted in the six-month period prior to the start of the cancellation offering period; and

•	No employee received options in the period, which was six months after the cancellation date.

Accordingly, we respectfully submit that variable accounting did not apply to the voluntary exchange program.

Issue 39 of EITF 00-23 has a number of items contained in it – dealing with each in turn Saba notes the following:

Issue 39 a) and b) of EITF 00-23 applies to situations where there is an offer to cancel an existing stock option award and replace the award with restricted stock. As discussed above, Saba’s voluntary exchange program resulted in the issuance of at the money stock options, rather than restricted stock.

Issue 39 c) does not apply, as the cancellation offer did not include any offer to reinstate the cancelled shares during the intervening six-month period. We note specifically that, as discussed in the Staff’s comment 51, employees who terminated voluntarily during the intervening six-month period were not granted replacement awards.

Issue 39 d) does not apply, as the ratio of cancelled options to replacement options was one for one.

Issue 39 e) does not apply, as employees received no protection against any stock price increases during the intervening six-month period.

Issue 39 f) does not apply as we believe that because the terms of the exchange program offered a one for one exchange of out of the money options for at the money options after six months and a day, substantial consideration was provided to the employee. As a result, the presumption of a linkage to a previous grant is overcome.

Issue 39 g) does not apply, as we did not truncate the terms of the out of the money options. Rather, these options were cancelled in exchange for the offer to grant options for an equal number of shares to be granted at least six months and a day after the cancellation date at an exercise price equal to the then current fair market value.

Note 9, Litigation, page 52

53.	Refer to your disclosure regarding the settlement agreement with IP Learn, LLC. We note you recognized the aggregate settlement amount in fiscal 2004. Tell us supplementally what these settlement payments relate to. Are they for past, present or future use of the four patents in question? If so, tell us what periods the patents relate to. Additionally, confirm that the shares issued in settlement are in fact shares of common stock and not stock options issued as noted on page 36 in your consolidated statements of stockholders’ equity. We may have further comments.

We supplementally advise the Staff that, although the amount of the settlement was material, based on advise of counsel, we believe that the cost of defending the action would have been greater than the settlement amount. The settlement was structured as a full and final release and a patent license. However, we do not believe that we infringe the patents asserted against us in the litigation or that the license or any of the patents will afford any benefit to us in the future.

The total consideration was recorded as an expense because it does not meet all three essential characteristics of an asset, as defined in Statement of Financial Accounting Concepts (SFAC) No. 6, “Elements of Financial Statements.” In particular, the consideration does not embody a probable future benefit that would eventually result in net cash inflows to us (reference to SFAC No. 6, Par. 26 to 31).

We confirm that the securities issued were shares of our common stock and have amended the disclosure accordingly.

54.	Refer to your disclosures surrounding your litigation with Docent, Inc. as well as other legal proceedings. If it is at least a reasonable possibility that a loss or an additional loss may have been incurred, revise to give an estimate of the possible loss or range of loss or state that an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

We respectfully submit that we do not believe that it is a reasonable possibility that a loss or an additional loss may be incurred in connection with the Docent or other current litigation proceedings. Specifically with respect to the Docent litigation, we have executed a settlement agreement effective October 26, 2004 that does not include any monetary component.

Note 11, Acquisitions, page 53

55.	We note that you refer to an independent valuation in your discussion of the allocation of the purchase price of Ultris Inc. When you refer to an independent appraisal or valuation you should also disclose the name of the expert and include the expert’s consent with the filing. Refer to Section 436(b) of Regulation C. Revise or delete this reference.

We have revised the disclosure on page 53 of Amendment No. 1 to our Form 10-K to delete the reference to the independent valuation.

Note 12, Restructuring, page 54

56.	We note you discuss your restructuring programs in the aggregate for each year presented. Revise to describe separately the facts and circumstances related to each restructuring plan implemented and the expected completion dates. See paragraph 20.a of SFAS No. 146.

As requested by the Staff, we have revised the disclosure on pages 54 and 55 of Amendment No. 1 to our Form 10-K to describe separately the facts and circumstances related to each restructuring plan implemented and the expected completion dates.

We note that the reason for each restructuring was the same, to reduce expenses to align our operations and cost structure with market conditions, and as a result have included this explanation only once, in the lead in paragraph for Note 12 of the Notes To Consolidated Financial Statements on page 54.

We would appreciate receiving the Staff’s response to this letter as soon as possible. If you have any questions concerning the matters referred to in this letter, please call the undersigned at (650) 581-2599.

Very truly yours,

/s/    PETER E. WILLIAMS III

Peter E. Williams III

Chief Financial Officer